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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 3)*

                       FUTUREMEDIA PUBLIC LIMITED COMPANY
================================================================================
                                (Name of Issuer)

        AMERICAN DEPOSITARY SHARES (EACH REPRESENTING ONE ORDINARY SHARE)
                         ORDINARY SHARES OF 1 1/9 P EACH
                         (Title of Class of Securities)

                                   360912109*
                                 (CUSIP Number)

                                  March 9, 2007
* There is no CUSIP number assigned to the ordinary shares. CUSIP number 360912109 has been assigned to the American Depositary Receipts of Futuremedia Public Limited Company, which are quoted on the NASDAQ Small Cap Market under the symbol.

--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[ ]  Rule 13d-1(b)
[x]  Rule 13d-1(c)
[ ]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SEC 1745 (03-06)    PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION
                    CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS
                    THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

CUSIP No.

--------------------------------------------------------------------------------
        1. Names of Reporting Persons.
                  I.R.S. Identification Nos. of above persons (entities only).

                  National Air Cargo, Middle East, FZE
--------------------------------------------------------------------------------
        2. Check the Appropriate Box if a Member of a Group (See Instructions)
                  (a)  .........................................................
                  (b)  .......x.................................................
--------------------------------------------------------------------------------
        3.        SEC Use Only
                  ..............................................................
--------------------------------------------------------------------------------
        4.        Citizenship or Place of Organization .....United Arab
                  Emirates......................................................
--------------------------------------------------------------------------------
Number of
Shares
Beneficially
Owned by
Each Reporting
Person With:
                  5.   Sole Voting Power

                  .....150,000..................................................
                  --------------------------------------------------------------
                  6. Shared Voting Power

                  .....0........................................................
                  --------------------------------------------------------------
                  7. Sole Dispositive Power

                  .....150,000..................................................
                  --------------------------------------------------------------
                  8. Shared Dispositive Power
                       .....0...................................................
--------------------------------------------------------------------------------
        9. Aggregate Amount Beneficially Owned by Each Reporting Person 150,000
--------------------------------------------------------------------------------
        10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
--------------------------------------------------------------------------------
        11.       Percent of Class Represented by Amount in Row (9)     2.59%
--------------------------------------------------------------------------------
        12. Type of Reporting Person (See Instructions) OO

ITEM 1.
             (a)    Name of Issuer:       Futuremedia Public Limited Company
             (b)    Address of Issuer's Principal Executive Offices:
                    Nile House, Nile Street, East Sussex, BNI 1HW, England

ITEM 2.
             (a)    Name of Person Filing: National Air Cargo, Middle East, FZE
             (b)    Address of Principal Business Office or, if none, Residence:
                    P.O. Box 54439, W101, West Wing Dubai, Airport Free Zone, Dubai, U.A.E.
             (c)    Citizenship: United Arab Emirates
             (d) Title of Class of Securities: American Depositary Shares (each representing one Ordinary Share), Ordinary Shares of 1 1/9 p each
             (e) CUSIP Number: There is no CUSIP number assigned to the Ordinary Shares. CUSIP number 360912109 has been assigned to the American Depositary Receipts of Futuremedia Public Limited Company, which are quoted on the NASDAQ Small Cap Market under the symbol "FMDAY."

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SS.SS.240.13D-1(B) OR 240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:
             (a)    [  ]  Broker or dealer registered under section 15 of the
                          Act (15 U.S.C. 78o).
             (b)    [  ]  Bank as defined in section 3(a)(6) of the Act
                          (15 U.S.C. 78c).
             (c)    [  ]  Insurance company as defined in section 3(a)(19) of
                          the Act (15 U.S.C. 78c).
             (d)    [  ]  Investment company registered under section 8 of the
                          Investment Company Act of 1940 (15
                          U.S.C 80a-8).
             (e)    [  ]  An investment adviser in accordance with
                          ss.240.13d-1(b)(1)(ii)(E);
             (f)    [  ] An employee benefit plan or endowment fund in
                         accordance with ss.240.13d-1(b)(1)(ii)(F);
             (g)    [  ] A parent holding company or control person in
                         accordance with ss. 240.13d-1(b)(1)(ii)(G);
             (h)    [  ] A savings associations as defined in Section 3(b) of
                         the Federal Deposit Insurance Act (12 U.S.C. 1813);
             (i)    [  ] A church plan that is excluded from the definition
                         of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
             (j)    [  ] Group, in accordance with  ss.240.13d-1(b)(1)(ii)(J).

ITEM 4.             OWNERSHIP.
            (a)     Amount beneficially owned:
            (b)     Percent of class:      2.59%
            (c) Number of shares as to which the person has: (i) Sole power to vote or to direct the vote: 150,000 (ii) Shared power to vote or to direct the vote: 0 (iii) Sole power to dispose or to direct the disposition of: 150,000 (iv) Shared power to dispose or to direct the disposition of: 0

ITEM 5.             OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.
                                 Not Applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY
                                 Not Applicable

ITEM 8.             IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP
                                 Not Applicable

ITEM 9.             NOTICE OF DISSOLUTION OF GROUP
                                 Not Applicable

ITEM 10.           CERTIFICATION
                   (c) By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as participant in any transaction having that purpose of effect.


                                    SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 12, 2007                      NATIONAL AIR CARGO, MIDDLE EAST, FZE


                                           By: /S/ JACOB MATTHEW
                                              ----------------------------------
                                                    Jacob Matthew
                                                    Country Director